525 E. Big Beaver Road
Suit 300
Troy, MI 48083
tel: 248/619.2800
fax: 248/619.2888
www.syntelinc.com

Daniel M. Moore
Chief Administrative Officer, General Counsel and Secretary
248/619-3508
248/619-2894 fax

May 27, 2014

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-22903

Dear Mr. Krikorian:

We are in receipt of your comment letter dated May 19, 2014, regarding the February 28, 2014, Form 10-K filing of Syntel, Inc., a Michigan corporation. As discussed with Ms. Laura Veator, we are requesting an additional twenty (20) business days to respond, for a total of thirty (30) business days from the date of the comment letter. We would like the additional time in order to respond thoroughly through our diligence process. As a result, we would anticipate submitting our response letter by July 1, 2014. Thank you for your consideration and assistance.

Sincerely,

/s/ Daniel M. Moore
Daniel M. Moore
Chief Administrative Officer, General Counsel and Corporate Secretary

Syntel, Inc.

Consider IT Done ®

525 E. Big Beaver Rd., Suite 300

Troy, Michigan 48083

Direct Line: 248-619-3508

Fax: 248-619-2894

Email ID: daniel_moore@syntelinc.com